SEC
Mail Processing
Section
AUG 26 2011
Washington, DC
105

SECURITI 11015353 N
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLEMING SECURITIES INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17797 NORTH PERIMETER DRIVE, SUITE #105
(No. and Street)

SCOTTSDALE (City) AZ (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL A CARTWRIGHT 480-419-7811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHUMANN, ADRIANO & COMPANY
(Name – *if individual, state last, first, middle name*)

2432 W. PEORIA AVE., STE 1282 (Address) PHOENIX (City) AZ (State) 85029 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, HAYDEN RALPH FLEMING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLEMING SECURITIES INCORPORATED, as of JUNE 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
STEFANIE L. HOWELL
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Nov.12, 2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Net Assets in Liquidation.
- [x] (c) Statement of Changes in Net Assets in Liquidation.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLEMING SECURITIES INCORPORATED
Financial Statements
June 30, 2011

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA

Shayne P. Theobald
Scott R. Gastineau, CPA

Independent Auditors' Report

August 23, 2011

The Board of Directors
Fleming Securities Incorporated

We have audited the accompanying statement of net assets in liquidation of Fleming Securities Incorporated, as of June 30, 2011, and the related statements of changes in net assets in liquidation, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1a to the financial statements the stockholder of Fleming Securities Incorporated authorized a plan of liquidation at the end of June of 2011, and the company commenced the liquidation process shortly thereafter. As a result, the Company is presenting the financial statements as of June 30, 2011 on the liquidation basis.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fleming Securities Incorporated as of June 30, 2011, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Schumann, Adriano & Co.

2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

FLEMING SECURITIES INCORPORATED
Statement of Net Assets in Liquidation
June 30, 2011

Assets		
Cash and cash equivalents	$	141,730
Cash on deposit with clearing organization		75,044
Receivable from clearing organization		4,650
Financial instruments owned - not readily marketable		60,000
Furniture and equipment, at cost, less accumulated depreciation of $127,446		15,364
Related party receivable		11,622
Deposits		7,774
Prepaid expenses		8,565
Total Assets	$	324,749
Liabilities		
Accrued liquidation costs	$	76,180
Accrued liabilities		5,325
Total Liabilities		81,505
Net Assets in Liquidation	$	243,244

The accompanying notes are an integral part of these financial statements.

FLEMING SECURITIES INCORPORATED
Statement of Changes in Net Assets in Liquidation
For the Year Ended June 30, 2011

Revenues	
Sales commission revenue	$ 33,134
Investment banking	266,946
Trading profits	690
Interest income	3,515
Total Revenues	304,285
Expenses	
Employee compensation and benefits	216,458
Clearing fees	6,489
Legal and professional	69,580
Nasdaq service	6,352
Rent	30,577
Office supplies	14,627
Communications	29,694
Regulatory fees and expenses	9,999
Depreciation	712
Other expenses	11,640
Total Expenses	396,128
Net Income (Loss)	$ (91,843)

The accompanying notes are an integral part of these financial statements.

FLEMING SECURITIES INCORPORATED
Statement of Cash Flows
For the Year Ended June 30, 2011

Cash flows from operating activities		
Net income (loss)	$	(91,843)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		712
Increase (decrease) in cash resulting from:		
Deposit with clearing organization		(38)
Receivable from clearing organization		(3,605)
Financial instruments owned, marketable		5,334
Financial instruments owned - not readily marketable		379
Related party receivable		(90)
Prepaid expenses		(460)
Accrued liquidation costs		76,180
Accounts payable and accrued expenses		1,895
Net cash used in operating activities		(11,536)
Cash flows from financing activities		
Additional capital invested by stockholder		50,000
Net increase in cash and cash equivalents		38,464
Cash and cash equivalents at beginning of year		103,266
Cash and cash equivalents at end of year	$	141,730
Supplemental Cash Flow Information		
Cash paid for income taxes	$	1,150

The accompanying notes are an integral part of these financial statements.

FLEMING SECURITIES INCORPORATED
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2011

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balance, July 1, 2010	519,420	675,000	$ (909,333)	$ 285,087
Net income (loss) for the year ended June 30, 2011			(91,843)	(91,843)
Additional capital invested by stockholder		50,000		50,000
Balance, June 30, 2011	519,420	725,000	$ (1,001,176)	$ 243,244

The accompanying notes are an integral part of these financial statements.

1. Summary of significant accounting policies

a. Basis of presentation

Fleming Securities Incorporated (the Company) conducts business as a securities broker-dealer in Scottsdale, Arizona. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For the year ended June 30, 2011, there was no difference between the Company's net income and comprehensive income.

The Company's sole shareholder implemented a plan of complete dissolution and liquidation at of the broker dealer. Subsequently in July of 2011 the Company began the process of discontinuing operations.

Management's goal is to discontinue all daily operations as a registered securities broker dealer at August 31, 2011, although the process may extend into September. Management intends to fully liquidate and dissolve the Corporation by December 31, 2011. Payroll related expenses and other costs are expected to occur through October 31, 2011, and accordingly, estimated expenses to that date have been accrued in the Statement of Net Assets in Liquidation.

As a result of the plan for dissolution of the Company, the Company adopted the liquidation basis of accounting effective on July 31, 2011. The basis of accounting is appropriate when, among other things, liquidation of a company is imminent and the net realizable value of assets are reasonably determinable. Under this basis of accounting, assets are valued at their net values and liabilities are stated at their estimated settlement amounts. The conversion to liquidation basis of accounting required management to make significant estimates and judgments to record assets at estimated net realizable value and liabilities at estimated settlement amounts. These estimates are subject to change based upon timing of the Company's discontinuation of daily operations and final dissolution.

b. Statement of cash flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

1. **Summary of significant accounting policies, continued**

c. **Financial instruments**

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

d. **Investment banking**

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

e. **Commissions**

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

f. **Receivables**

The Company accounts for receivables on the cost basis. Trade receivables consist primarily of amounts due from Southwest Securities and the Company has not encountered collection problems regarding these receivables. Other receivables are written off using the specific identification method at the time the Company determines the receivable to be uncollectible.

g. **Property and equipment**

Property and equipment are recorded at cost and depreciated over their estimated useful lives of 3 to 7 years using the straight-line method.

h. **Income taxes**

As of July 1, 1997, the Company elected to be treated as a Subchapter S Corporation under Section 1362 of the Internal Revenue Code. Consequently, the components of the Company's taxable results have been reported on the individual income tax return of the Company's stockholder since that date. The Company is only responsible for the California franchise tax. The amount of this tax for the year ending June 30, 2011 was $1,150.

1. Summary of significant accounting policies, continued

i. Accrued cost of liquidation

The Company is required to make significant estimates and exercise judgment in determining accrued liquidation costs. The Company reviewed all operating expenses and contractual commitments such as payroll and related expenses, professional fees, and other outside services to determine the estimated costs to be incurred during the liquidation period. The payroll and related expenses as well as all other expenses are principally expected to occur through October of 2011. The accrued costs expected to be incurred in liquidation from July 1, 2011 forward are as follows:

Professional fees	$	20,621
Payroll related costs		17,335
Insurance		26,779
Rent		4,333
Communication		3,141
Office expenses		1,843
Other expenses		2,128
Total	$	76,180

2. Fair value measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

2. Fair value measurement, continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2011.

Fair Value Measurements on a Recurring Basis

As of June 30, 2011

		Level 1	Level 2	Level 3	Total
Assets					
Private Placement Investment		-	-	60,000	60,000
Totals	$	-	-	60,000	60,000

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended June 30, 2011.

Level 3 Financial Assets

Year ended June 30, 2011

	Total Gains/Losses Included in Income Principal Transactions				
	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year End	Realized Gains and (Losses) Related to Assets No Longer Held	Purchases Issuances, and Settlements	Ending Balance
Assets					
Financial Instruments owned- not readily marketable	60,379	-	(379)	-	60,000

3. Deposits

The Company is required to hold a cash deposit with the clearing broker. The deposit requirements are a contractual obligation between the Company and its clearing broker and can be adjusted based on the type and value of securities held in inventory. A deposit in the amount of $75,044 is considered an allowable asset under the Security and Exchange Commission Uniform Net Capital Rule (rule 15c3-1).

4. **Receivable from and payable to clearing broker**

Amounts from the clearing broker at June 30, 2011, consisted of commission receivable of $4,650.

5. **Financial instruments with off-balance sheet risk**

The Company has in the past, sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. At June 30, 2011, the Company did not have any financial instruments sold, not yet purchased.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

6. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2011, the Company had net capital of $139,919, which was $89,919 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .58 to 1.

The Company eliminated their trading department in July of 2010. In October of 2010 the Company filed documentation with their local FINRA office and received an amended FINRA membership agreement reducing the Company's net capital requirement from $100,000 to $50,000.

7. Commitments

On November 1, 2007, the Company signed a five year operating lease for its office facilities, which expires October 31, 2012. The lease provides for monthly payments of $5,562 for the first twelve months and escalates 3% every twelve months, thereafter. The Company is also responsible for a percentage of the annual operating expenses as defined in the lease agreement.

Future minimum lease obligations for facilities at June 30, 2011, are as listed below:

Years Ending June 30,		
2012	$	72,224
2013		24,311
	$	96,535

Two affiliates, which share the premises, reimbursed the Company approximately $50,357 for rent for the year ended June 30, 2011.

On August 10, 2011 the landlord of the facilities granted consent for the assignment of control to a related party who intends to honor the remaining term of the lease. The landlord has not released the Company from it's obligations under the lease contract.

8. Related party transactions

Included in total revenues are commissions from transactions with related party and family related accounts totaling approximately $6,700 for the year ended June 30, 2011.

Certain employees also work for an affiliate of the Company. The affiliate reimburses the Company for a portion of the salary and bonus. For the year ended June 30, 2011, the affiliate reimbursed the Company approximately $87,465.

9. Credit risk

The Company maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. For the year ended June 30, 2011, the Company did not have deposits in excess of federally insured limits.

10. Contingencies

The Company is named as a co-defendant in proceedings in the US Bankruptcy court relating to the Company's position as the named broker firm on IRA accounts of related parties who loaned money to a corporation from those accounts. It is alleged that the corporation and other defendants used the funds in a Ponzi scheme and the owners of the IRAs had knowledge of such. The Company's legal counsel believes that the claims are without merit. The Company has moved for dismissal of the claims. Management cannot reasonably predict the amount that would be awarded if the claims are not dismissed.

11. Subsequent events

The not readily marketable securities and furniture and equipment were distributed to the shareholder as a dividend on July 31, 2011 at the net value shown on the statement of net assets in liquidation.

The company has evaluated subsequent events through August 23, 2011, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

FLEMING SECURITIES INCORPORATED
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2011

Net Capital			
Total stockholder's equity		$	243,244
Nonallowable assets			
Furniture, equipment and leasehold improvements	15,364		
Related party receivable	11,622		
Securities owned - not readily marketable	60,000		
Other assets	16,339		
Total deductions			103,325
Net capital			139,919
Aggregate indebtedness			
Accounts payable, accrued expenses, and other liabilities, as adjusted		$	81,505
Computation of basic net capital requirement			
Minimum net capital required (6 2/3% of aggregate indebtedness)		$	5,434
Minimum dollar net capital requirement		$	50,000
Net capital requirement (greater of above)		$	50,000
Excess net capital		$	89,919
Excess net capital at 1000%		$	131,769
Ratio: Aggregate indebtedness to net capital			.58 to 1

Schedule I (continued)

FLEMING SECURITIES INCORPORATED
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2011

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per focus report	$	217,969
Changes resulting from audit adjustments		
Increase in accrued liquidation costs		(76,180)
Decrease in commission receivable		(1,870)
Net capital per audit report	$	139,919

Schedule II

FLEMING SECURITIES, INCORPORATED
As of June 30, 2011

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company's transactions with clients consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn, carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserves requirements for brokers and dealers.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended JUNE 30 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

O46974 FINRA JUN
FLEMING SECURITIES INCORPORATED
17797 N PERIMETER DR STE 105
SCOTTSDALE AZ 85255-5455

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 760

B. Less payment made with SIPC-6 filed (exclude interest) ( )

_______________ Date Paid

C. Less prior overpayment applied (111)

D. Assessment balance due or (overpayment) 649

E. Interest computed on late payment (see instruction E) for______days at 20% per annum _______

F. Total assessment balance and interest due (or overpayment carried forward) $ 649

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 649

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FLEMING SECURITIES INCORPORATED
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1, 20 10
and ending 6/30, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 304,285

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions NONE

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 104

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 104

Total deductions 104

2d. SIPC Net Operating Revenues $ 304,181

2e. General Assessment @ .0025 $ 760

(to page 1, line 2.A.)

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA

Shayne P. Theobald
Scott R. Gastineau, CPA

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Fleming Securities Incorporated

In planning and performing our audit of the financial statements of Fleming Securities Incorporated (the Company), as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted account principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5, continued

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schumann Adriano & Company

Schumann, Adriano & Company, P.L.L.C.
Certified Public Accountants
August 23, 2011